Booz Allen Hamilton Holding Corporation (BAH)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673 , Redondo Beach, CA 90278.
Shareholder since 2018.

The June 29, 2020 proxy for Booz Allen (BAH) appears to have bundling in Proposal 4.
Proposal 4 includes annual election of each director, an overdue reform, and exclusive forum – totally unrelated!
A shareholder can be in favor of annual election of each director and opposed to exclusive forum.

In order express opposition to such bundling, since annual election of each director is an overdue reform, shareholders can vote against Michèle Flournoy. Ms. Flournoy is the only member of the Corporate Governance Committee standing for election.  Gretchen McClain and Melody Barnes are also members of the Corporate Governance Committee, but are not on the 2020 annual meeting ballot. The 2020 Chairman of the Corporate Governance Committee, Peter Clare, will no longer serve on the Board effective at the 2020 Annual Meeting.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the instructions provided in the management proxy distribution.